

Mail Stop 7010

October 5, 2007

David A. Luptak
Executive Vice President, General Counsel and Secretary
Wheeling-Pittsburgh Corporation
1134 Market Street
Wheeling, WV 26003

Re: Clayton Acquisition Corporation
Amendment No. 2 to Registration Statement on Form S-4
Filed on September 11, 2007
File No. 333- 142822

Dear Mr. Luptak:

    We have the following comment.

<u>Unaudited Pro Forma Condensed Consolidated Financial Statements, page 120</u>

<u>Note 1. Description of Transaction and Basis of Presentation, page 124</u>

1.   We have reviewed your letter dated October 3, 2007. Please revise your disclosure to provide a more comprehensive and specific discussion regarding why you believe Esmark is the accounting acquirer even if Wheeling-Pittsburgh stockholders obtain a majority of the New Esmark shares. Your revisions should include, but not be limited to, the following items:

- An enhanced discussion of the minimum and maximum ownership percentages that Wheeling-Pittsburgh stockholders may obtain in New Esmark. The discussion of the maximum ownership percentage should be accompanied with an comprehensive explanation of the other factors in paragraph 17 of SFAS 141 you have considered in concluding the Esmark is the accounting acquirer.
- A discussion regarding why you view the FMA stockholders as one minority shareholder.
- A discussion of the impact that the FMA stockholders homogenous voting block has on the election of your directors and employment agreements of James Bouchard, Craig Bouchard and Thomas Modrowski.

As appropriate, please amend your registration statement in response to these comments. You may contact Patricia Armelin at (202) 551-3747 or John Cash at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Branch Chief

cc: David Pankey
        McGuireWoods LLP
        Washington Square
        1050 Connecticut Avenue N.W., Suite 1200
        Washington, DC 20036-5317